UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 000-10176

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09858M105

(Check One):☐ Form 10-K  ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2024

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Xcel Brands, Inc.

Full Name of Registrant

Former Name If Applicable

550 Seventh Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10018

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 within the prescribed period without unreasonable effort or expense as a result of management requiring additional time to compile and verify the data required to be included in the report. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
James F. Haran	(347)	532-5891
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Xcel Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2024	By:	/s/ James F. Haran
James F. Haran
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Xcel Brands, Inc.

WITH RESPECT TO ITS FORM 10-Q FOR THE

QUARTERLY PERIOD ENDED SEPTEMBER 30, 2024

The Registrant estimates that its results of operations for the three and nine months ended September 30, 2024, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the quarterly period ended September 30, 2024, will reflect the following changes:

For the three months ended September 30, 2024, the Registrant expects to report a decrease in revenues to approximately $1.9 million from approximately $2.6 million for the three months ended September 30, 2023. This decrease was primarily attributable to the divestiture of the Lori Goldstein Brand, partially offset by increased licensing revenues from other brands.

For the three months ended September 30, 2024, the Registrant expects to report a net loss attributable to stockholders of approximately $(9.2 million), compared to a net loss attributable to stockholders of approximately $(5.1 million) for the three months ended September 30, 2023. Net loss includes a $6.25 million change in contingent obligation related to equity method investee. The contingent obligation can be settled with the equity of the investee. Also, for the three months ended September 30, 2024, the Registrant expects to report a net loss per share - basic and diluted - of approximately $(0.39) compared to net loss per share – basic and diluted - of $(0.26) for the three months ended September 30, 2023.

For the nine months ended September 30, 2024, the Registrant expects to report a decrease in revenues to approximately $7.1million from approximately $15.5 million for the nine months ended September 30, 2023. This decline was primarily attributable to the $7.90 million decrease in net product sales from the prior year, due to the exit from our wholesale apparel and fine jewelry sales operations and outsourcing of our Longaberger business as part of the restructuring and transformation of our business operating model in 2023.

For the nine months ended September 30, 2024, the Registrant expects to report a net loss attributable to stockholders of approximately $(15.3 million), compared to a net loss attributable to stockholders of approximately $(14.3 million) for the nine months ended September 30, 2023, and as previously mentioned includes $6.25 million change in contingent obligation related to equity method investee. Also, for the nine months ended September 30, 2024, the Registrant expects to report a net loss per share - basic and diluted - of approximately $(0.68) compared to net loss per share – basic and diluted - of $(0.72) for the nine months ended September 30, 2023.